March 12, 2009

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	DWS Variable Series II (the “Registrant”); File No. 811-05002

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-156970) relating to the issuance of shares in connection with the merger of DWS Davis Venture Value VIP (“Davis Venture Value”), into DWS Large Cap Value VIP, a separate series of the Registrant (the “Merger”).

On or about March 12, 2009, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of Davis Venture Value will be held on April 13, 2009.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten

JSM

Enclosures